51 Madison Avenue

New York, New York 10010

April 9, 2025

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Smiley,

This letter responds to additional comments you provided telephonically on April 7, 2025, regarding the Registrant’s filing on December 13, 2024, of Post-Effective Amendment No. 126 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 132 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay Muni Short Duration ETF, a new series of the Registrant (the “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: In the performance table in the Prior Performance of Similar Accounts section of the Prospectus, please change the order of the Performance Gross of Fees and Performance Net of Fees columns.

Response: The Registrant has made the requested change.

Comment 2: In the Prior Performance of Similar Accounts section of the Prospectus, please revise the disclosure to clarify that the fees of the account used to calculate Performance Net of Fees for the Composite is a registered investment Company included in the Composite and is not the Fund.

Response: The Registrant has made the requested change.

Comment 3: Supplementally, please confirm that the Performance Net of Fees for the Composite has been calculated using the highest known total expenses of the accounts included in the Composite.

Response: The Performance Net of Fees has been calculated using the current total annual fund net operating expenses applicable to Class I shares of a registered investment company included in the Composite. The fees applicable to Class I shares of this registered investment company are higher than all fees and expenses paid by the other accounts in the Composite that are known to the Subadvisor.

Comment 4: Supplementally, please confirm that the Fund has records necessary to support the calculation of the Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant confirms that the Subadvisor, as the manager of the accounts in the Composite, has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

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If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

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